EXHIBIT 20.1



                                January 13, 1999


To the Stockholders of
The Great Train Store Company

Dear Friends:

Today, we publicly announced the Company's sales results for the last fiscal year. For your convenience, we have attached a copy of the press release. As you will note, 1998 sales were disappointing. Earnings for 1998 have not yet been calculated, but it is reasonable to expect that the Company's earnings will also be disappointing. There are a variety of reasons for these results, some of which were within management's control and some which were not, but the simple fact is the Company did not achieve its objectives.

The market price of the Company's common stock has also declined dramatically over the last year. Of course, the decline results in large part from the Company's deteriorated operating performance. The general disfavor in which micro-cap stocks are presently held has magnified the impact of the Company's operating performance on stockholder value. Your Board of Directors believes the presently prevailing market price does not fully reflect the Company's fair value. Indeed, the prevailing market price is less than the Company's net tangible book value per share.

Accordingly, the Company's Board of Directors has instructed management to evaluate several alternatives to improve stockholder value. These alternatives include both strategic and operational initiatives. To assist in the identification and evaluation of strategic alternatives, the Company has engaged Financo, Inc., a highly regarded investment-banking firm headquartered in New York, which specializes in providing financial advisory services to retailers and other merchandise companies. As a result, management is engaged in preliminary discussions with a number of parties which have expressed a possible interest in acquiring or merging with the Company. Although these discussions continue, the Company does not presently have any agreements to engage in any of these transactions.

Concurrently, the Board of Directors has instructed management to continue to implement certain previously approved operational initiatives designed to address identified operating deficiencies. In addition, management is evaluating several operational alternatives that may present an opportunity to enhance the Company's operating performance. These alternatives include: (a) evaluating the individual performance of each store and possibly closing those which are chronically underperforming, (b) renegotiating selected store leases, (c) curtailing new store openings and (d) enhancing the Company's existing Internet presence by opening a cyberstore to directly merchandise the Company's products.

In particular, the Company presently is committed only to open one new store in 1999 and does not anticipate making additional new store commitments until it is satisfied that its operational issues are well-resolved.

The Company's operating results and the related decline in the prevailing market price of the Company's common stock also have resulted in the Company's failure to satisfy certain criteria for the continued trading of the Company's stock on the Nasdaq National Market and certain financial covenants with its senior lender. The Company is presently engaged in discussions with the Nasdaq Stock Market concerning the Company's listing status. Although not conclusively determined, the Company anticipates that it will transfer trading of its common stock to the Nasdaq Small-Cap Market in the near future, probably in mid-February.

The Company is also engaged in discussions with its senior lender concerning the Company's compliance with its loan covenants. Based on such discussions, such lender has indicated that it will agree to amend its documents and eliminate the financial covenants threatened by expected operating results. This amendment is also expected to modify certain other provisions of the credit agreement, including the maximum availability under the loan and the interest rate.

In addition, the Company does not expect to meet the operating income threshold required for it to exercise its option to sell $2 million of additional securities to Tandem Capital. Such funding had been primarily intended to help fund the opening of new stores. In light of the Company's curtailment of new store openings, the need for additional funding for this purpose is less urgent.

The past year has been a very difficult one for management and the Company. However, we continue to feel strongly that our stores are special places and that The Great Train Store concept is on the leading edge of entertainment merchandising. The Great Train Stores are visited by happy and excited customers. Now, we need to be sure that we always provide those customers with exceptional merchandise and service. If we do so, the Company will once again prosper. We will then look back at this time as a valuable "wake up call," signaling the start of a time of opportunity.

Thank you for your continuing support.

                                  Very truly yours,



                                  ----------------------------------------------
                                  James H. Levi
                                  President



                                  ----------------------------------------------
                                  Cheryl A. Taylor
                                  Vice President - Finance & Administration



                                  ----------------------------------------------
                                  Michael D. Glazer
                                  Vice President - Real Estate



                                  ----------------------------------------------
                                  James L. Llewellyn
                                  Vice President - Sales